SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            --------------------------------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

            --------------------------------------------------------

                          AURORA OIL & GAS CORPORATION
                          ----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    052036100
                                    ---------
                                 (CUSIP Number)


                                 April 20, 2006
                                 --------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 5 Pages)
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                                                                     Page 2 of 5
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crestview Capital Master, LLC
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3. SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
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NUMBER OF         5.    SOLE VOTING POWER
SHARES
BENEFICIALLY            5,819,500 (See Item 4)
OWNED BY          --------------------------------------------------------------
EACH              6.    SHARED VOTING POWER
REPORTING
PERSON                  (See Item 4)
WITH              --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER

                        5,819,500 (See Item 4)
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        (See Item 4)
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7.12%
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.12%
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12.   TYPE OF REPORTING PERSON

      PN
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                                                                     Page 3 of 5

Item 1(a).  Name of Issuer.

            Aurora Oil & Gas Corporation (formerly Cadence Resources
            Corporation)

Item 1(b).  Address of Issuer's Principal Executive Offices.

            4110 Copper Ridge Drive, Suite 100
            Traverse City, Michigan 49684

Item 2(a).  Name of Person Filing.

            Crestview Capital Master, LLC

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            95 Revere Drive, Suite A
            Northbrook, IL 60062

Item 2(c).  Citizenship.

            Delaware

Item 2(d).  Title of Class of Securities.

            Common Stock, $0.01 par value

Item 2(e).  CUSIP Number.

            052036100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

This statement on Schedule 13G (Amendment No. 4) relates to the common stock, $0.01 par value per share (the "Common Stock"), of Aurora Oil & Gas Corporation (formerly Cadence Resources Corporation), a Utah corporation (the "Issuer"), which has its principal place of business at 4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan 49684.

The information contained in Items 5 through 11 on the cover pages hereto is incorporated herein by reference. As a result of a series of open-market transactions involving the sale of Common Stock, the Reporting Person's ownership of Common Stock has been reduced from 6,616,000 shares of Common Stock to 5,819,500 shares of Common Stock or an aggregate reduction of approximately
1% of the issued and outstanding Common Stock of the Issuer (based on 81,685,017 issued and outstanding shares of Common Stock as reported in Issuer's Form
10-QSB for the quarter ended March 31, 2006 and filed on May 18, 2005 with the Securities and Exchange Commission).
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                                                                     Page 4 of 5

      Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaims beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

            (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 5,819,500 shares.

            (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 7.12%.

            (iii) The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or direct the vote of is 5,819,500.

            (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 5,819,500.


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date: June 23, 2006

                           CRESTVIEW CAPITAL MASTER, LLC

                           By: Crestview Capital Partners, LLC, its sole manager


                           By: /s/ Daniel Warsh
                               -------------------------------
                               Name:  Daniel Warsh
                               Title: Manager